Mail Stop 3-8

May 20, 2005

James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

> **RE:** **United Auto Group, Inc.**
> **File No. 1-12297**
> **Form 10-K for the year ended December 31, 2004**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Critical Accounting Policies, page 21

2. We note your disclosure regarding your intangible assets, specifically your analysis of franchise value. In this regard, please explain what analysis you performed with respect to customer relationships. What consideration was given to customer lists maintained with respect to advertising, which have intrinsic value? Compare and contrast these potential repeat customers to your goodwill impairment testing when projecting future cash flows. We may have further comment.

3. Consider disclosing sensitivities associated with your goodwill impairment testing. For example, if interest rates were to materially increase, sales could be negativity impacted, which would likely impact the value of your goodwill.

Overview, page 20

4. Please advise and revise future filings to disclose how you are accounting for the promotional activities with respect to Sirus Satellite Radio and the impact on the financial statements. Address the 20 million warrants to purchase Sirus Satellite Radio common stock.

Results of Operations, page 23

5. In future filings, please add a footnote to your tables explaining how you determine 'same store.'

Liquidity and Capital Resources, page 29

6. Please disclose the significant covenants of your credit facilities and the indenture governing your senior subordinated notes. Please also disclose the effects of noncompliance with covenants. In addition, please discuss the extent of headroom in the financial covenants of your credit facilities and the likelihood of your compliance for the foreseeable future.

Contractual Payment Obligations, page 31

7. Please include scheduled interest payments in your table of contractual obligations. Estimates of future variable rate interest payments may be included or excluded provided

you include appropriate disclosure in a footnote to the table. Refer to Item 303(5) of Regulation S-K.

Related Party Transactions – Other Transactions, page 32

8. Please advise and prospectively disclose the amount of gain, or loss, associated with sales of real property which you lease back from related parties.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

9. We note that you purchase vehicles from foreign manufacturers. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph 32 of SFAS No. 52. Furthermore, please explain to us your procurement process with respect to new foreign vehicle purchases. In this regard, explain if your US dealerships are purchasing these foreign vehicles from a US functional distribution center, or if they are purchasing these foreign vehicles in foreign currencies directly from the manufacturer. If purchases are made in foreign currencies, advise us of what consideration was given to disclosing all relevant impacts associated with such purchases in your results of operations. For example, discuss impacts on margins associated with a declining dollar, which increases your purchase price, and related inventory values, and costs of good sold. Finally, please enhance your market risk disclosure to discuss changes in the US dollar. For example, provide an overview of what happens to your business when the dollar declines relative to foreign currencies, such as impacts to revenue, and your margins.

Consolidated Statements of Income, page F-9

10. Please explain to us what comprises Other Income of $11,469 for the year ended December 31, 2004. In this regard, we note it relates to a gain on the sale of an investment from your cash flow statement.

Consolidated Statements of Cash Flows, page F-6

11. Prospectively, report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS No. 95.

Note 1. Summary of Significant Accounting Policies

Intangible Assets, page F-14

12. Please explain why your changes in goodwill and franchise value do not reflect any impairment associated with sales of discontinued operations. In this regard, we note that you test for impairment at the reporting unit level, although, this should not preclude you from testing goodwill associated with a disposal unit, or individual dealership, when you

classify the dealership's assets as held for sale. See paragraph 39 of SFAS No. 142. We may have further comment.

Investments, page F-14

13. Please explain to us in detail your equity method investments, including the dollar amount of the investments. Also tell us the percentage amount of your voting interest where it is different than the percentage ownership interest reflected in Note 11. For each entity where your ownership interest is 50% or more, please explain to us the specific factors relied upon in concluding that the equity method was the appropriate accounting. We may have further comment.

14. Please explain why you have not provided the summarized financial information required by APB 18. Furthermore, in future filings disclose the amount of undistributed earnings as a reconciling item on your consolidated statements of cash flows.

15. We note from your MD&A discussion on page 32 and Note 10 that you have entered into an agreement to jointly acquire and manage dealerships whereby you are required to repurchase your partner's interest after 5 years. For each party to the agreement, please advise us of the amount of contributions to the joint venture, the rights and obligations of each party, and each party's respective financial and voting interest. Further, advise us of your accounting for the joint venture.

Note 2. Acquisitions, page F-12

16. Please explain to us, and prospectively disclose, if any of your recorded goodwill is deductible for tax purposes. If so, then please explain why you have not established deferred taxes related to your goodwill.

Note 4. Discontinued Operations, page F-19

17. Please tell us and disclose the factors you consider in reaching your determination that the operations and cash flows of franchises reported in discontinued operations have been or will be eliminated from your on-going operations as a result of the dispositions. In doing so, please specifically discuss the likelihood of the migration of customers of the franchises sold and held for sale to similar franchises that you own in the same geographic markets.

18. Confirm to us that you have stopped depreciating your assets which have been classified as held for sale.

Note 6. Property and Equipment, page F-20

19. Prospectively, disclose the amount of interest capitalized as part of buildings and equipment. See paragraph 21 of SFAS no. 34.

Note 8. Long-term Debt, page F-21

20. Please expand your disclosure to state the amount of retained earnings or net income restricted. See Rule 4-08(e)(3) of Regulation S-X.

Note 13. Stockholders' Equity, page F-26

21. Confirm to us that amounts recorded in accumulated other comprehensive income are net of deferred taxes.

22. Disclose the amount of loss associated with your derivative financial instruments which is expected to be reclassified to income over the next twelve months.

Note 14. Income Taxes, page F-27

23. Explain to us what consideration you gave to the disclosure requirements of FSP 109-2.

Note 15. Segment Information, page F28

24. Explain to us how you concluded you only have one reportable segment. Provide to us your analysis with respect to the aggregation criteria contained within paragraph 17 of SFAS No. 131. We may have further comment. See also EITF 04-10.

Note 17. Condensed Consolidating Financial Information, page F-30

25. Please explain why you have accounts receivable for United Auto Group of $34,404 for the year ended December 31, 2004, when you do not show any revenue for such period.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief